*AB
3/3

[redacted]

10029232

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12115

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-09 (MM/DD/YY) AND ENDING 12-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARL P. SHERR & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

446 MAIN STREET
(No. and Street)

WORCESTER	MA	01608
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARL P. SHERR (508) - 791-7126
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.
(Name – *if individual, state last, first, middle name*)

306 MAIN STREET	WORCESTER	MA	01608
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CARL P. SHERR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARL P. SHERR & CO., LLC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carl P Sherr
Signature

Member
Title

[signature] 2/24/10
Notary Public My Commission Expires 2/27/15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

The Members
Carl P. Sherr & Co., LLC
Worcester, Massachusetts

We have audited the accompanying statements of financial condition of Carl P. Sherr & Co., LLC (a limited liability company) as of December 31, 2009 and 2008, and the related statements of income and changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carl P. Sherr & Co., LLC as of December 31, 2009 and 2008, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 22, 2009

CARL P. SHERR & CO., LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2009	2008
Cash	$ 41,830	$ 41,531
Deposits with clearing agent	129,003	106,638
Receivable from clearing agent	-	1,350
Other receivables	59,206	59,675
Prepaid expenses	3,636	6,362
Property and equipment, net	5,481	43,956
Total assets	$ 239,156	$ 259,512

LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$ 23,057	$ 26,289
Members' equity	216,099	233,223
Total liabilities and members' equity	$ 239,156	$ 259,512

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
STATEMENTS OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31,

	2009	2008
Revenues:		
Commissions on securities transactions	$ 178,954	$ 213,811
Investment advisory fees	498,932	532,053
Other investment and financial planning fees	129,903	270,747
Commissions on insurance policies and annuities	34,303	10,677
Trading gains on securities, net	223	3,049
Interest and dividends	50	1,308
Total revenues	842,365	1,031,645
Expenses:		
Guaranteed payments to members	158,000	156,000
Payroll	130,730	124,987
Payroll taxes	12,340	11,499
Employee health insurance	3,178	1,380
Professional fees	34,176	43,768
Rent	24,022	24,022
Administrative fees	22,127	27,212
Equipment rental	19,898	17,073
Commissions	19,017	17,825
Office and postage	17,074	25,885
Transfer, clearance and brokerage fees	16,852	22,196
Telephone	11,869	16,184
Auto expense	9,392	17,777
Insurance	5,680	4,734
Taxes and licenses	4,277	3,776
Depreciation	3,457	15,241
Dues and subscriptions	1,577	1,485
Advertising	980	8,410
Travel, selling and promotion	190	10,864
Total expenses	494,836	550,318
Income from operations	347,529	481,327
Loss on sale of motor vehicles	(13,365)	-
Net income	334,164	481,327
Members' equity - beginning	233,223	248,947
Members' distributions	(351,288)	(497,051)
Members' equity - ending	$ 216,099	$ 233,223

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2009	2008
Operating activities:		
Net income	$ 334,164	$ 481,327
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	3,457	15,241
Loss on sale of motor vehicles	13,365	-
Changes in operating assets and liabilities:		
Deposits with clearing agent	(22,365)	3,367
Receivable from clearing agent	1,350	(140)
Other receivables	469	5,829
Prepaid expenses	2,726	2,020
Accounts payable and accrued expenses	(3,232)	2,171
Net cash provided by operating activities	329,934	509,815
Investing activities:		
Acquisition of property and equipment	(847)	-
Proceeds from sale of motor vehicles	22,500	-
Net cash provided by investing activities	21,653	-
Financing activities:		
Members' distributions	(351,288)	(497,051)
Net increase in cash	299	12,764
Cash - beginning	41,531	28,767
Cash - ending	$ 41,830	$ 41,531

The accompanying notes are an integral part of the financial statements

(1) ORGANIZATION AND NATURE OF BUSINESS

Nature of Business:

Carl P. Sherr & Co., LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) and various exchanges. The Company's principal sources of revenue are investment advisory fees on managed accounts invested in mutual funds, commissions on securities transactions for customers, and other fees for investment services. The Company's customers are located primarily in Central Massachusetts. An unrelated clearing agent completes the majority of the securities transactions and an unrelated asset management company provides a significant portion of the mutual fund investing services to the Company's customers.

The Company also offers life, disability and long-term care insurance and annuity products.

Organization:

The Company is organized as a limited liability company. The terms of the Company's operating agreement limit the members' liability for losses, debts and obligations to their capital contributions. The members may be liable for certain amounts previously distributed to them by the Company in the event that insufficient assets are available to pay liabilities.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Adoption of New Accounting Standards:

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that defines the new hierarchy for U.S. generally accepted accounting principles (GAAP) and explains how the FASB will use its Accounting Standards Codification (ASC) as the sole source for all authoritative accounting principles (other than Securities and Exchange Commission guidance for publicly-traded companies). This guidance was effective for reporting periods ending after September 15, 2009. As a result of the adoption of this guidance, references to U.S. accounting standards have changed. There was no impact on the Company's financial position, results of operations or cash flows.

On January 1, 2009, the Company adopted the provisions included in FASB ASC 740, "Income Taxes", related to accounting for uncertainty in income taxes. Under these new provisions, the Company, which is taxed as a partnership (see below), will evaluate the tax benefits of uncertain tax positions that may result in an entity level tax. If uncertain tax positions are not considered to be "more likely than not" to be sustained upon examination by tax authorities, a liability will be recognized for any excess benefit claimed, or expected to be claimed, along with any related interest and penalties. Management believes that there are no such excess benefits, interest or penalties to be recorded in the financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the Commonwealth of Massachusetts. There are no tax returns currently under examination by tax authorities. However, the years ended December 31, 2006 through 2009 remain open for examination by federal and state taxing authorities.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standards (continued):
The Company also adopted guidance included in FASB ASC 855, "Subsequent Events", that sets forth the period after the date of the balance sheet during which management must evaluate events and transactions occurring for potential recognition or disclosure in the financial statements. This guidance describes the circumstances under which such events or transactions require recognition and/or disclosure in the financial statements.

Other Receivables:
Other receivables include investment advisory fees which are recorded at net realizable value.

Income Recognition:
Commission income from customers' securities transactions, trading gains and losses from the Company's securities transactions, and related transaction expenses are recorded on a trade date basis.

Investment advisory fees, commissions on insurance and annuity products, interest, dividends and other fees based on customers' balances in managed accounts or for financial planning services are accrued as earned.

The Company may enter into securities transactions. Any market positions held would normally be closed at the end of every month. In the event that positions are not closed, securities would be stated at their quoted market prices and the difference between cost and market would be included in income. The Company generally only trades in active markets.

Property and Equipment:
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over an estimated useful life of five years.

Guaranteed Payments to Members:
Guaranteed payments to members represent reasonable compensation for services rendered and are reported as an expense rather than a distribution from members' equity.

Advertising:
Advertising costs are expensed as incurred.

Federal and State Income Taxes:
The Company, as an LLC, is taxed as a partnership. The members are responsible for reporting their shares of the Company's net earnings on their individual income tax returns. Therefore, no provision for income taxes is reflected in these statements.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Reclassifications:
Certain amounts in the 2008 financial statements have been reclassified to conform to the 2009 presentation with no effect on previously reported net income or members' equity.

(3) DEPOSITS WITH CLEARING AGENT

Deposits with clearing agent, which also includes cash on deposit with an asset management company, are comprised of the following:

	2009	2008
Cash	$ 78,997	$ 56,632
Deposit	50,006	50,006
	$ 129,003	$ 106,638

(4) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2009	2008
Furniture and fixtures	$ 39,159	$ 38,312
Motor vehicles	-	51,236
	39,159	89,548
Accumulated depreciation	(33,678)	(45,592)
	$ 5,481	$ 43,956

The Company's motor vehicles were sold in early 2009 at a loss of approximately $13,000.

(5) LEASES

The Company leases its office facilities and certain equipment on a month-to-month basis.

(6) SECURITIES AND EXCHANGE COMMISSION REQUIREMENTS

As a registered broker-dealer, the Company is subject to the "Uniform Net Capital Rule", rule 15c3-1 of the Securities and Exchange Commission (SEC). The rule requires the Company to maintain "net capital" of at least $100,000 and a ratio of "aggregate indebtedness" to "net capital" not to exceed 15 to 1.

(6) SECURITIES AND EXCHANGE COMMISSION REQUIREMENTS (Continued)

At December 31, the Company's aggregate indebtedness, net capital and the related ratio, as defined by the SEC, are as follows:

	2009	2008
Aggregate indebtedness	$ 23,057	$ 26,289
Net capital	$ 206,982	$ 182,905
Ratio of aggregate indebtedness to net capital	.111 to 1	.144 to 1

(7) CONTINGENCIES AND CREDIT RISK

The Company is exposed to risk in the normal course of business. The Company executes transactions on behalf of its customers and uses other broker-dealers and financial institutions to provide services to its customers. The Company may be obligated to settle securities transactions in the event of a customer's nonperformance as well as being responsible if service providers do not fulfill their obligations to the Company and its customers. The Company reviews the credit worthiness of all parties and believes that any litigation that may result from customer or counterparty transactions will not have a materially adverse effect on future operations or financial position.

At times, the Company maintains cash balances with its clearing agent in excess of insured limits.

(8) SUBSEQUENT EVENTS

Management has evaluated subsequent events from the balance sheet date through February 22, 2010, the date these financial statements were available to be issued, to determine whether there are events that should be recognized and disclosed to keep the financial statements from being misleading.

CARL P. SHERR & CO., LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net capital:	
Total members' equity	$ 216,099
Less - nonallowable assets:	
Property and equipment	5,481
Other assets	3,636
	9,117
Net capital before haircuts on securities positions (tentative net capital)	206,982
Haircuts - none required	-
Net capital	$ 206,982
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 23,057
Computation of basic net capital requirement:	
Minimum net capital required	$ 100,000
Excess net capital at 1,000 percent	$ 204,676
Ratio: Aggregate indebtedness to net capital	.111 to 1

There are no material differences between the above computations and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2009.

See independent auditors' report

Corporate Officers

Agnes E. Kull, CPA
Norman Bitsoli, CPA
Diane L. Leclair, CPA
Robert P. Turnan, CPA
William E. Philbrick, CPA
Michael J. Hayes, CPA
Richard F. Powell, CPA
Wanda L. Cantlin, CPA
John E. Wornham, CPA
Jacqueline M. Jones, CPA
Deborah A. Morang, CPA
Laurence M. Hurwitz, CPA
David J. Mayotte, CPA

Nathan Greenberg, CPA
Founder

Melvin M. Rosenblatt, CPA
Past Chairman

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

The Members
Carl P. Sherr & Co., LLC

In planning and performing our audit of the financial statements of Carl P. Sherr & Co., LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control, and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 22, 2010

Corporate Officers

Agnes E. Kull, CPA
Norman Bitsoli, CPA
Diane L. Leclair, CPA
Robert P. Turnan, CPA
William E. Philbrick, CPA
Michael J. Hayes, CPA
Richard F. Powell, CPA
Wanda L. Cantlin, CPA
John E. Wornham, CPA
Jacqueline M. Jones, CPA
Deborah A. Morang, CPA
Laurence M. Hurwitz, CPA
David J. Mayotte, CPA

Nathan Greenberg, CPA
Founder

Melvin M. Rosenblatt, CPA
Past Chairman

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 22, 2010

To the Members of Carl P. Sherr & Co., LLC
446 Main Street
Worcester, MA 01609

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Carl P. Sherr & Co., LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Carl P. Sherr & Co., LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Carl P. Sherr & Co, LLC's management is responsible for Carl P. Sherr & Co., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash entries, the cash disbursement detail in the general ledger and copies of cancelled checks with the bank statements, noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS report for the period from January 1, 2009 to March 31, 2009, per the Company's schedule of the Annual Summary of the Quarterly FOCUS reports, with the amounts reported in Form SIPC-7T for the period April 1, 2009 through December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with the Company's schedule of the Annual Summary of the Quarterly FOCUS reports, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related Company's schedule of the Annual Summary of the Quarterly FOCUS report supporting the adjustments, noting no differences.

5. Compared the amount of overpayment applied to the current assessment, if applicable, with the Form SIPC-7T on which it was originally computed. There was no overpayment applied to the current assessment.

The Day Building · 306 Main Street, Suite 400 · Worcester, MA 01608 · Tel (508) 791-0901 · Fax (508) 799-2059 · Email: grkb@grkb.com

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.

GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

012115 FINRA DEC
CARL P SHERR & CO LLC 9*9
440 MAIN ST STE 35
WORCESTER MA 01608-2393

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,334

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (490)

JULY 28, 2009 AND JANUARY 9, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 844

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 844

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 844

H. Overpayment carried forward $( )

COPY

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CARL P SHERR & CO LLC
(Name of Corporation, Partnership or other organization)

Carl P Sherr
(Authorized Signature)

Member
(Title)

Dated the 24th day of FEBRUARY, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DECEMBER 31, 20 09
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 637,061
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	28,846
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	28,546
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	30,910
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
PLANNING REVENUE	15,050
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	103,352
2d. SIPC Net Operating Revenues	$ 533,709
2e. General Assessment @ .0025	$ 1,334
	(to page 1 but not less than $150 minimum)

CARL P. SHERR & CO., LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

CARL P. SHERR & CO., LLC

TABLE OF CONTENTS

DECEMBER 31, 2009 AND 2008